NEWS

Sequans Receives Notice of Non-Compliance with NYSE Trading Share Price and Market Capitalization Listing Rules

PARIS, France - June 23, 2025 --- Sequans Communications S.A. (NYSE: SQNS) (“Sequans”) (the “Company”), a leading developer and provider of 5G/4G solutions for IoT devices, today announced that on June 5, 2025 it received a notice (the “Notice”) from the New York Stock Exchange (the “NYSE”) informing the Company that it is no longer in compliance with Section 802.01B of the NYSE Listed Company Manual.

The Company was notified by the NYSE that it was not in compliance with Section 802.01B (the “Market Cap Deficiency”) because it had an average global market capitalization over a consecutive 30 trading-day period below $50,000,000 and, at the same time, stockholders’ equity less than $50,000,000. The Notice does not result in the immediate delisting of the Company’s ADSs from the NYSE. The Company has notified the NYSE that it intends to cure the Market Cap Deficiency and return to compliance with the NYSE’s continued listing standard.

In accordance with applicable NYSE procedures, the Company has 90 days from receipt of the Notice to submit a business plan advising the NYSE of the definitive action(s) the Company has taken, or is taking, that would bring it into compliance with continued listing standards within 9 months of receipt of the Notice (the “Market Cap Cure Period”). The NYSE will review the plan and, within 45 days of its receipt, determine whether the Company has made a reasonable demonstration of an ability to conform to the relevant standards in the 9-month period. If the NYSE accepts the plan, the Company's ADSs will continue to be listed and traded on the NYSE during the 9-month period, subject to the Company's compliance with the other continued listing standards of the NYSE and continued periodic review by the NYSE of the Company's progress with respect to its plan. Sequans is currently evaluating its available options and developing a plan to regain compliance with the minimum global market capitalization requirement.

The Company’s ADSs will continue to be listed and trade on the NYSE during the Market Cap Cure Period, subject to the Company’s compliance with other NYSE continued listing standards.

Forward-Looking Statements

This press release includes forward-looking statements as defined under federal law, including, but not limited to, those related to the Company’s plans to regain compliance with the NYSE continued listing standards. These forward-looking statements are generally identified by the words “intend,” “will,” and similar expressions, although not all forward-looking statements contain these identifying words. Such statements are subject to significant risks, assumptions and uncertainties. Known material factors that could cause the Company’s actual results to differ materially from the results contemplated by such forward-looking statements are described in the forward-looking statements and risk factors in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 and those risk factors set forth from time-to-time in other filings with the Securities and Exchange Commission. The Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events, or otherwise, except to the extent required under federal securities laws.

NEWS
About Sequans

Sequans Communications S.A. (NYSE: SQNS) is a leading semiconductor company specializing in wireless cellular technology for the Internet of Things (IoT). Our engineers design and develop innovative, secure, and scalable technologies that power the next generation of connected devices. We offer a wide range of solutions, including chips, modules, IP, and services. Our LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap/eRedCap platforms are optimized for IoT, delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. Established in 2003, Sequans is headquartered in France and has a global presence with offices in the United States, United Kingdom, Switzerland, Israel, Hong Kong, Singapore, Finland, Taiwan, and China.

Visit Sequans at sequans.com and follow us on LinkedIn and X.

Sequans investor relations: David Hanover, KCSA Strategic Communications (USA), +1 212.682.6300, ir@sequans.com
Sequans media relations: Linda Bouvet (France), +33 170721600 media@sequans.com